

November 4, 2013

<u>Via E-mail</u>
Todd Sakow
Chief Financial Officer
Carter Validus Mission Critical REIT II, Inc.
4211 West Boy Scout Blvd., Suite 500
Tampa, FL 33607

Re: Carter Validus Mission Critical REIT II, Inc.
        Registration Statement on Form S-11
        Filed October 11, 2013
        File No. 333-191706

Dear Mr. Sakow:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 4 of our letter dated September 3, 2013. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

<u>Cover Page</u>

2.   Please remove your disclosure on the top of the cover page which states that the registration statement has been confidentially submitted.

Questions and Answers About This Offering, page 1

Q: What are some of the most significant risks relating to an investment in Carter Validus
Mission Critical REIT II, Inc.?, page 1

3.   We note your response to comment 15 of our letter dated September 3, 2013. Please
        revise to briefly explain the nature of the risk that the fees you pay to affiliates were not
        determined on an arms-length basis.

4.   We note your response to comment 17 of our letter dated September 3, 2013 in which
        you indicate that you will provide a cross-reference to the sections of the prospectus
        which contain the requested information. When such information is available, in lieu of a
        cross-reference, please specifically identify, under this heading, the management and key
        personnel of your advisor who must determine which investment opportunities to
        recommend to and how to allocate resources as well as your officers and two directors
        that will face conflicts because of their affiliation with your advisor.

Dealer Manager, page 81

5.   We note your response to comment 23 of our letter dated September 3, 2013. Please
        revise to clarify the dates of Patrick Miller's employment with SIC Advisors, LLC and
        Trilinc Advisors, LLC, and when he began serving on the Board of Trustees for the
        Investment Program Association. Please refer to Item 401(e) of Regulation S-K.

Conflicts of Interest, page 92

Interests in Other Real Estate Programs, page 92

6.   We note your response to comment 24 of our letter dated September 3, 2013 and your
        disclosure on page 93 that you may acquire, or seek to acquire, properties in the same
        geographic areas where properties owned by Carter Validus Mission Critical REIT, Inc.
        or other programs sponsored by affiliates of your advisor are located. Please revise to
        clarify that you have identified all affiliated programs and entities that directly compete
        with you, or identify such affiliated programs and entities.

Prior Performance Summary, page 131

7.   We note that Mr. Carter, your sponsor, is one of the principals of Carter & Associates.
        Please tell us whether Mr. Carter has investment control over Carter & Associates and
        more fully describe his role at Carter & Associates. We may have further comment.

8.   We note you include informative in the prior performance narrative relating to non-
        program properties. Please explain to us the relevance of such disclosure as investing for
        one's own account may have a different investment objective and risk profile.

 Carter Validus Mission Critical REIT, Inc., page 131

9.   We note your disclosure on page 132 that Carter Validus Mission Critical REIT, Inc. (i) has an average yield of 9.4%, (ii) currently pays a 7% annual distribution and (iii) is covering actual distributions paid on an MFFO basis from income from the properties. We also note Table III that indicates Carter Validus Mission Critical REIT, Inc. paid distributions from sources other than operations within the last three years. Please explain to us how you calculated the 9.4% yield and revise to more fully explain the distribution coverage. In addition, please remove the reference to covering actual distributions paid on an MFFO basis.

Part II. Information Not Required in Prospectus, page II-1

Exhibit Index

10.   We note your response to comment 32 of our letter dated September 3, 2013. We further note that the exhibit list includes the Form of Articles of Amendment and Restatement and Form of Bylaws. Please refer to Item 601 of Regulation S-K and advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Appendix A

11.   Please revise your Prior Performance Tables such that they are preceded by a narrative introduction that cross-references the narrative summary in the text, explains the significance of the track record and the tables, and explains where additional information can be obtained on request and includes a glossary of terms used in the tables. Each of the tables should be introduced by a brief narrative explaining the objective of the table and what it covers so that the investor will be able to understand the significance of the information presented. Please refer to Industry Guide 5, Instructions to Appendix II.

Table I

12.   We note the headings "Gross proceeds" and "Gross proceeds from investors." Please tell us why you have these two headings and revise to explain what you mean by "Gross proceeds from investors." To the extent that such amount is what you have raised from third parties, please revise to clarify and include only such amount in the table.

13.   We note your disclosure in footnote (4) to Table I on page A-1. Please revise this footnote to update and also to clarify how many months it has been to date.

Table III

14.   Please revise to clarify what you mean by "Other" under "Less: Cash distributions to

investors from:" and quantify the amount from each other source in footnote (2) relating to cash distributions to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant at (202) 551-3581 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Heath D. Linsky
Morris, Manning & Martin, LLP
Via E-mail